Exhibit 99.3

MER TELEMANAGEMENT SOLUTIONS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Ofira Bar, attorney of the undersigned, for and in the name(s) of the undersigned, with full power of substitution and revocation to vote any and all ordinary shares, par value NIS 0.03 per share, of MER Telemanagement Solutions Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary General Meeting of Shareholders of the Company to be held on March 28, 2019 at 10:30 a.m. (Israel time) at the principal offices of the Company, 15 Ha’tidhar Street, Entrance A, 11th Floor, Ra’anana 4366516, Israel and at any adjournment(s) or postponement(s) thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business and related resolutions as more fully described in the notice of and proxy statement for such Extraordinary General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED ON THE REVERSE.  IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1 AND 2 AS SET FORTH ON THE REVERSE.

IN ADDITION, VOTES CAST FOR PROPOSALS 1 AND 2 WILL NOT BE COUNTED FOR THE “SPECIAL MAJORITY” REQUIREMENT OF PROPOSALS 1 AND 2 UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER IS A CONTROLLING SHAREHOLDER OR HAS A PERSONAL INTEREST WITH RESPECT TO THE PROPOSAL, AS APPLICABLE.

FOR INFORMATION REGARDING THE DEFINITION OF “CONTROLLING SHAREHOLDER” OR “PERSONAL INTEREST,” SEE THE DISCUSSION IN THE “REQUIRED MAJORITY” SECTION OF THE ITEM OF THE PROXY STATEMENT. FOR THE FULL TEXT OF EACH RESOLUTION SEE THE RELEVANT ITEM IN THE PROXY STATEMENT.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

MER TELEMANAGEMENT SOLUTIONS LTD.

March 28, 2019

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.
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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 AND 2 BELOW. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a personal interest or are a controlling shareholder with respect to Proposal 1 and 2, as applicable. For information regarding the definitions see the discussion in the “Required Majority” section of the relevant item in the proxy statement.

VOTES CAST FOR PROPOSALS 1 AND 2 WILL NOT BE COUNTED FOR THE “SPECIAL MAJORITY” REQUIREMENT OF PROPOSALS 1 AND 2 UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER IS A CONTROLLING SHAREHOLDER OR HAS A PERSONAL INTEREST WITH RESPECT TO THE PROPOSAL, AS APPLICABLE.

1.	To elect Mr. Ronen Twito as an outside director (as such term is defined in the Israeli Companies Law) for a three-year term and to approve his terms of service.

☐ FOR	☐ AGAINST	☐ ABSTAIN

In connection with the election of Mr. Ronen Twito as an outside director, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal (excluding a personal interest that is not related to a relationship with a controlling shareholder).

☐ YES	☐ NO

2.	To ratify and approve terms of procurement of a directors’ and officers’ liability insurance policy.

☐ FOR	☐ AGAINST	☐ ABSTAIN

In connection with approval of the terms of procurement of a directors’ and officers’ liability insurance policy, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal.

☐ YES	☐ NO

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:  Please sign exactly as your name or names appear on this Proxy. If two or more persons are joint owners of a share, this instrument must be executed by the person who is registered first in the Company’s Register of Members. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.